SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The Goldman Sachs Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Benefit Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

March 29, 2021

Dear Fellow Goldman Sachs Shareholder,

The events of the past year, from the killings of George Floyd, Ahmaud Arbery and Breonna Taylor to the racially disproportionate impact of the COVID-19 pandemic on people of color, have greatly intensified the movement for racial justice. Corporations, including Goldman Sachs Group (“Goldman”), have acknowledged the existence of systemic racism and deplored discrimination and racialized violence.

At Goldman’s annual shareholder meeting on April 29, 2021, shareholders can send the message that Goldman must take concrete action to address racial inequities. Item #8 on Goldman’s proxy card, “Shareholder Proposal Regarding a Racial Equity Audit,” asks Goldman to conduct and disclose the results of a racial equity audit. A racial equity audit would:

•	Analyze the full range of adverse racial impacts caused by Goldman’s business and operations;
•	Allow Goldman to catalyze action by other companies; and
•	Address racial inequities that are curbing economic growth and potentially depressing investors’ returns.

Goldman has responded to pressure to address widespread and longstanding racial injustice in the U.S. through diversity and philanthropic initiatives. Goldman’s CEO David Solomon stated in May 2020, “I want to remind each of you that as a community – there is no place at Goldman Sachs for racism or discrimination against any group in any form.”1 The Company has adopted goals to increase diverse representation within the firm.2 Goldman created the “Goldman Sachs Fund for Racial Equity” with $10 million to “support the vital work of leading organizations addressing racial injustice, structural inequity and economic disparity”3 and recently announced an investment and philanthropic effort focused on black women.4

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1 https://www.goldmansachs.com/media-relations/in-the-news/archive/david-solomon-on-inclusion.html

2 https://www.goldmansachs.com/media-relations/press-releases/current/update-on-inclusion-and-diversity.html

3 https://www.goldmansachs.com/our-commitments/diversity-and-inclusion/racial-equity/

4 https://www.goldmansachs.com/media-relations/press-releases/2021/one-million-black-women.html

But Goldman has an opportunity and a responsibility to do more. Societal expectations are shifting: Polling by JUST Capital found that 75-85% of Americans believe that companies should not only speak out against racism, but should also “be taking concrete steps to create a more equitable future going forward.”5 The leaders of JUST, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”6

This is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.7 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, last year, “is a yoke that drags on the American economy.”8

The finance industry has played an important role in perpetuating unequal wealth distribution to communities of color.  Whether it be modern day “redlining” techniques related to mortgage loans, excessive checking account fees, or, most recently, Payday Protection Program distribution, communities of color have faced decades of discrimination as a result of the financial industry’s policies and practices. Consulting firm BCG has stated that “we see financial institutions as uniquely well positioned to act—and to catalyze further action in corporate America.”9

A racial equity audit would help Goldman identify and analyze the racial impacts of its business activities. For example, lending or providing underwriting or advisory services to polluters can contribute to environmental racism, which the World Economic Forum defines as “a form of systemic racism whereby communities of colour are disproportionately burdened with health hazards through policies and practices that force them to live in proximity to sources of toxic waste such as sewage works, mines, landfills, power stations, major roads and emitters of airborne particulate matter.”10

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5 https://www.fsg.org/blog/ceo-blueprint-racial-equity

6 https://www.fsg.org/blog/ceo-blueprint-racial-equity

7 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

8 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

9 https://www.bcg.com/publications/2020/financial-institutions-fighting-racial-inequality

10 https://www.weforum.org/agenda/2020/07/what-is-environmental-racism-pollution-covid-systemic/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Goldman’s proxy statement.

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As well, Goldman appears not to be using its substantial proxy voting power to remedy racial harms. Goldman Sachs Asset Management’s (“GSAM’s”) proxy voting guidelines specifically authorize a vote against the nominating committee if the board does not have at least one woman director, but has no parallel provision addressing board racial and ethnic diversity. A report last year by SEIU and Majority Action found that GSAM voted to re-elect the entire board at over 90% of S&P 500 companies whose boards lacked even a single black director.11 Similarly, GSAM’s guidelines provide that the firm will vote case-by-case on shareholder proposals requesting reporting on the gender pay gap,12 but they are silent on racial pay equity proposals.

A racial equity audit would also help Goldman identify practices outside its own employment and business activities that harm non-white stakeholders and communities of color. For instance, police foundations buy equipment for police departments, including surveillance technology that has been used to target communities of color and nonviolent protestors.13 They also operate outside of democratic decision making and oversight processes.14 Goldman’s philanthropy fund has donated to the Los Angeles and New York City police foundations15 and GSAM co-chaired the New York City police foundation’s 2019 annual gala.16

Public policy advocacy, both directly and through trade associations, is a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”17

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11 https://valueedgeadvisors.files.wordpress.com/2020/12/ma_seiu_equityintheboardroom2020.pdf, at 12.

12 https://www.gsam.com/content/dam/gsam/pdfs/us/en/miscellaneous/voting_proxy_policy.pdf?sa=n&rd=n, at 13.

13 https://www.ajc.com/news/12k-cameras-give-atlanta-police-broader-window-city/P9aPd6ApEP4vezte0ZiTcO/

14 https://nonprofitquarterly.org/police-foundations-militarizing-communities-with-corporate-backing/

15 https://projects.propublica.org/nonprofits/organizations/311774905/201922279349300402/IRS990ScheduleI

16 https://www.institutionalinvestor.com/article/b1m0xjc8wmn3mf/Color-of-Change-Calls-on-Larry-Fink-to-Stop-Supporting-NYC-Police-Foundation

17 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Goldman’s proxy statement.

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A racial equity audit would identify adverse impacts and suggest ways for Goldman to promote racial justice. The CEO Blueprint for Racial Equity endorses such audits: “[T]o drive meaningful change, all businesses must conduct a racial equity audit and share that assessment. This assessment should take a hard look at how a company and its industry have benefited from racist systems, and should include a vision and concrete plans for how the company will repair those systems to support a liberating, antiracist culture.”18

Goldman is in a position not only to begin remedying its own racial inequities but also to spur action by other companies. Goldman ranks #26 on Fortune’s 2021 “World’s Most Admired Companies” list, and it is #3 within its industry.19 Goldman can use its significant visibility and influence to show other companies the value of thoroughly examining their relationship to systemic racism.

In its statement in opposition to the Proposal, Goldman asserts that “[w]e have engaged in deeper conversations within our organization and within our communities about how we can support our Black and other minority colleagues, clients, customers and communities, including how we can become better listeners and better allies, and the concrete steps we will take to embed inclusion into everything we do.” A racial equity audit has the benefit of being conducted by an outside person or organization, which avoids blind spots and provides a fresh perspective. As well, Goldman seems not to have focused on the full range of adverse impacts, including broader societal harms, which a racial equity audit would address, but instead on narrower questions of inclusion, support and allyship.

For the reasons discussed above, we urge you to vote FOR Item 8 on Goldman’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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18 https://www.fsg.org/blog/ceo-blueprint-racial-equity

19 https://fortune.com/worlds-most-admired-companies/2021/search/?ordering=asc

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Goldman’s proxy statement.

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